Brian C. Daughney, Esq.
email: bdaughney@beckerlawyers.com
Phone: (212) 599-3322 ext 25119
Fax: (212) 557-0295

Becker& Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

January 7, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Amanda Kim

Mr. Mitchell Austin

Re:	Venus Acquisition Corp Response to the Staff’s Comments on Amendment No. 3 to Draft Registration Statement on Form S-4 Filed December 23, 2021 with File No. 333-257518

Dear Ms. Kim and Mr. Austin:

On behalf of our client, Venus Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 6, 2022 on the Company’s Amendment No. 3 to the proxy/registration statement on Form S-4 previously submitted on December 23, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 4 to its registration statement on Form S-4 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

Cover Page

1.	We note your response to prior comment 1. Please revise to also provide cross-references to the condensed consolidating schedule and the consolidated financial statements. See the Sample Letter to China-Based Companies, available on our website at https://www.sec.gov/corpfin/sample-letter-china-based-companies.

Response

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page in accordance with the Staff’s instructions.

2.	We note your response to prior comment 2. Please revise to note, if true, that the VIE agreements have not been tested in a court of law.

Response

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page in accordance with the Staff’s instructions.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at 212 599-3322 ext. 25119 or via e-mail at bdaughney@beckerlawyers.com.

Very truly yours,

/s/ Brian C. Daughney, Esq.

cc:	Yang Ge (DLA Piper) Bill Huo (Becker)